

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Room 4631

James E. Cline
Vice President and Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, Virginia 22603-8605

Re: Trex Company, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2009
         Definitive Proxy Statement on Schedule 14A filed on March 26, 2010
         File No. 001-14649

Dear Mr. Cline:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief